Exhibit 99.13

Disclosure of Transactions in Own Shares

Paris, May 24, 2018 – In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on May 26, 2017 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from May 17, 2018 to May 23, 2018:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
17/05/2018	71,959	54.1140	3,893,989	XPAR
18/05/2018	71,647	54.5738	3,910,049	XPAR
21/05/2018	126,533	54.6241	6,911,751	XPAR
22/05/2018	17,548	54.1856	950,849	BATE
22/05/2018	51,429	54.0727	2,780,905	CHIX
22/05/2018	10,713	53.9300	577,752	TRQX
22/05/2018	223,605	54.1199	12,101,480	XPAR
23/05/2018	23,598	52.5235	1,239,450	BATE
23/05/2018	53,524	52.6195	2,816,406	CHIX
23/05/2018	42,340	52.6617	2,229,696	TRQX
23/05/2018	261,196	52.5931	13,737,107	XPAR

Total	954,092	53.6106	51,149,435

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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